82-274

Goldcliff Resource Corporation

GOLDCLIFF RESOURCE CORPORATION, 6976 Laburnum Street, Vancouver, BC, Canada V6P 5M9
Tel: 604-261-7477 Fax: 604-261-8994 Email: info@goldcliff.ca Web: www.goldcliff.com

To: British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

06017322

SUPPL

Dear Sirs:

re: **Goldcliff Resource Corporation (the "Company")**
Mailing on September 26, 2006

This is to confirm that on the above date the attached materials issued by the subject Company have been forwarded by prepaid first class mail and/or by email to all persons on the Supplementary Mailing List of the Company in accordance with the requirements of National Policy 41:

1. Management Discussion and Analysis
2. Unaudited Financial Statements for the period ended July 31, 2006, including the accompanying notes

The material is provided in compliance with regulations under applicable legislation.

Yours very truly,
GOLDCLIFF RESOURCE CORPORATION

RECEIVED
2006 OCT -4 P 2:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

Per: ***"Leonard W. Saleken"***

Leonard W. Saleken, PGeo
President

cc: TSX Venture Exchange
Alberta Securities Commission
Vector Corporate Finance Lawyers
Cawley & Associates
Davidson & Company LLP
Securities & Exchange Commission, Washington, DC. (Rule:12g:82-2748)

Gcn/qrt/2006qrt3/2603Confirm

dw 10/4

GOLDCLIFF RESOURCE CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter Ended July 31, 2006

GENERAL

The following discussion and analysis of the financial results, prepared as of September, 25 2006, should be read in conjunction with the Unaudited Interim Financial Statements of Goldcliff Resource Corporation (the "Company") for the quarter ended July 31, 2006, together with the related notes thereto. The Unaudited Interim Financial Statements are prepared by Goldcliff Resource Corporation in accordance with Canadian generally accepted accounting principles. The Company's independent auditor did not perform a review of this Interim Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants. All amounts are expressed in Canadian dollars unless otherwise indicated.

The discussion may contain forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Additional information is provided in the Company's unaudited financial statements for the quarter ended July 31, 2006. These documents are available for viewing on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

Goldcliff Resource Corporation is engaged in mineral property acquisition and exploration in Canada. The Company is active in the Province of British Columbia, Canada where the Company currently has two active projects.

The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GCN. The Company's head office is in Vancouver, British Columbia. The Company's website is www.goldcliff.com and email is info@goldcliff.ca.

RISK, UNCERTAINTIES AND OUTLOOK

The business of exploration and mining is risky and there is no assurance that the current exploration programs will eventually result in profitable mining operations. The Company has limited financial resources, no source of operating cash flow and no assurances that funding will be available to conduct future exploration and development.

MINERAL PROPERTIES

Properties Exploration-2006

The Company has two active properties located in the Province of British Columbia, being the Panorama Ridge property Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division and the Pug Project, Kamloops Mining Division The active projects for the quarter ended July 31, 2006 were Panorama Ridge and Pug Projects.

PANORAMA RIDGE PROPERTY

General

The Panorama Ridge property is a gold project and is located in Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division, British Columbia. The property is situated 320 kilometres east of Vancouver, 6 kilometres northeast of Hedley and 4 kilometres east of the past gold producing Nickel Plate-Mascot mine. The property has a total of 6,792 hectares of staked mineral claims. The Company has 100 per cent beneficial interest in the claims.

Property Purchase

Goldcliff Resource Corporation has entered into an agreement to purchase a 100-per-cent interest in the Hill claim, Tenure Number 514766. The Hill claim covers 357 hectare and is strategic to Goldcliff's Panorama claims. In order to purchase a 100-per-cent interest in the Hill claim, Goldcliff will issue 150,000 common shares to the vendor, Grant F. Crooker. The purchase has been approved and the transaction completed.

Exploration Activities

Panorama Ridge field exploration work commenced on June 2006. These activities consisted of trenching, geological mapping and sampling of trenches on the York-Tower zone. A soil geochemical surveying over the Skar zone was conducted over a soil grid consisting of 8,460 metres. A total of 423 soil samples were collected at 20 metre intervals along the grid.

Summary of Exploration Activities (as of July 31, 2006)

Panorama Ridge - Exploration Work Summary												
Year	Logistics				Samples (#)				Geophysics (km)		Drilling	
	Grid (km)	Trenching #	Trenching m^3	Road (km)	Silts	Soils	Rock	Core	Magnetic	VLF/EM	Holes (#)	Metres
2000	0	0	0	0	0	0	27	0	0	0	0	0
2001	5.50	0	0	0	65	284	554	0	0	0	0	0
2002	24.40	15	515.00	0.49	14	1208	622	0	0	4.82	0	0
2003	38.10	9	308.50	2.45	0	522	239	1550	56.53	56.53	17	1920
2004	5.00	25	402.00	0	0	503	1085	2286	0	0	22	2277
2005	0	45	1316.10	1.11	0	0	1320	1166	0	0	13	1211
2006	8.46	6	0	0	0	423	0	0	0	0	0	0
Total	81.46	100	2541.60	4.05	79	2940	3847	5002	56.53	61.35	52	5408

Exploration Activity Results (as of July 31, 2006)

The exploration results for the 2006 exploration program on the Panorama Ridge property, Hedley Gold Basin, BC, Canada, commenced in early June 2006. The assay results for the samples taken for the period are not available. The analysis at the laboratory are back-up due to the overall heavy load if exploration activity in BC.

York-Viking Zone (YVZ)

Several trenches have been excavated over the last few weeks at the York-Viking gold zone. Channel sampling of the new trenches is underway and additional trench work continues. At the Skar showing, grid soil sampling has been completed to the north-east of the Skar to locate the extension of the Skar showing gold mineralization that contains 14.57 gram per tonne gold.

Over the last three field seasons, Goldcliff has found that trenching is an excellent tool in guiding the location of new drill holes. The Company plans up to 2,000 metres of trenching and 4,000 metres of core drilling.

Panorama Ridge (the Ridge) is a gold mineralized hill measuring 2.5 kilometres long and 1.5 kilometres across. The Ridge forms a prominent north-east topographical feature at an elevation of 1,900 metres above sea level (ASL). The Ridge's prominence is due to its resistive-nature caused by its high silica-iron content (skarn alteration). Throughout Panorama Ridge, Goldcliff has discovered several gold showings and zones of potential economic interest. The York-Viking gold zone (YVZ) has received the most exploration work.

The York-Viking gold zone now measures approximately 200 by 250 metres in surface area and has been drilled to a depth of over 100 metres. Gold grades in this area exceed one gram gold per tonne. The significantly strong drilling and trenching gold results at the York-Viking gold zone successfully establishes that gold mineralization occurs concurrently at depth and on the surface.

A series of trenches (previously reported) along the Ridge and across the Ridge exemplify the ubiquitous nature of the gold mineralization at YVZ.

The gold results from the SW-NE trenching (along the Ridge) contain 0.84 grams per tonne gold (g/t) over 225 metres—the highlight of which is 21 metres that contains 1.77 g/t gold with 6 metres grading 5.75 g/t gold. The gold mineralization is continuous over 225 metres (738 feet). The highlights of the SW-NE trenching gold results (continuous gold intervals) are as follows:

Trench	From (m)	To (m)	Interval (m)	Au (g/t)
SW-NE	0.00	226.00	226.00	0.84
And	27.00	33.00	6.00	5.75
And	33.00	49.69	16.60	1.34
And	97.60	118.60	21.00	1.77
And	148.00	154.00	6.00	1.82
And	222.00	226.00	4.00	2.41

The gold results from the NW-SE trenching (across the Ridge) contain 0.87 grams per tonne gold (g/t) over 193 metres—the highlight of which is 45 metres that contains 1.53 g/t gold with 12 metres grading 2.00 g/t gold. The highlights of the NW-SE trenching gold results (continuous gold intervals) are as follows:

Trench	From (m)	To (m)	Interval (m)	Au (g/t)
NW-SE	0.00	192.55	192.55	0.87
And	29.90	60.90	31.00	1.14
And	103.55	192.55	89.00	1.19
Includes	103.55	148.25	44.70	1.53
And	103.55	115.55	12.00	1.99
And	155.55	176.55	21.00	1.25

The combined trenching at the YVZ has established a significant surface area of gold mineralization. The gold mineralization covers a surface area measuring 225 metres (738 feet) in a SW-NE direction and 193 metres (633 feet) in a NW-SE direction. The gold mineralization is open in both of the directions and continuous over these trends.

Along with trenching, grid soil sampling has been conducted at the Skar showing area. The Skar is located 1,000 metes south-west of the YVZ and is at an elevation of 1,750 metes ASL. The elevation difference between these two showing is 150 metres.

The outcrop sampling of the Skar showing has returned gold values of 12.17 g/t gold over 2.40 metres with the best value of 14.57 g/t gold. A soil grid has been established to the north-east of the Skar showing. The soil sampling covers an area of 300 by 400 metres.

These gold results are highly encouraging and consistent with the geological gold model on the Panorama Ridge property and in the Hedley Gold Basin.

The trenching activity is designed to expand the York-Viking zone as well as to open other showings, including the Nordic, Tower, Spar and Thor. Based on trench results and property geology, drill hole sites will be located for a diamond drill program expected to commence in August.

The 2006 exploration program is financed in large part by the recently completed flow through share offering which resulted in gross proceeds of $742,650.

In summary, gold results are consistent with the Panorama gold deposit model – a world-class, sedimentary, strata-bound gold skarn deposit with an important silver grade component. The gold and silver mineralization at YVZ occurs concurrently on the surface and at depth.

PLUG PROJECT

History

The Plug Project is located in the Merritt-Logan Lake gold belt in the Kamloops Mining Division, British Columbia. Goldcliff has discovered two gold and silver showings on the claims that are highlighted by 20.78 grams/tonne gold (g/t) and 1715.0 g/t silver. Goldcliff discovered the Plug and Meadow showings in 1997, after its regional stream sediment geochemical program identified several strongly anomalous gold samples. In 2006, Goldcliff increased its claim position to 15,850 hectares in the Merritt-Logan Lake gold belt to protect its gold stream sediment anomalies Goldcliff's staking was prompted by competitor activity.

Goldcliff's Plug Project area consists of 15,850 hectares of contiguously staked mineral claims. The key showings are the Plug and Meadow. The Plug showing contains 20.78 g/t gold and 113.00 g/t silver. The Meadow showing contains 6.10 g/t gold and 1715.0 g/t silver.

Goldcliff's 1997 regional stream sediment exploration program in the Merritt-Logan Lake gold belt was based on the follow-up of the anomalous gold stream sediment values identified by the BC Government RGS sampling program in the 1980s.

Goldcliff's stream sediment sampling identified 26 gold stream sediment anomalies ranging from 10 to 765 ppb gold, ten of which are strongly anomalous in gold values ranging from 185 to 765 ppb gold. Two of these gold anomalies identified the Plug and Meadow showings. Follow-up exploration on the other 24 gold stream sediment anomalies was conducted in 2006.

2006 Exploration

The Plug Project Merritt-Logan Lake gold belt is situated just east of newly-discovered Spences Bridge–Merritt gold camp. In 2005, the Spences Bridge-Merritt gold camp was discovered by Almaden Minerals Ltd as a result of anomalous gold stream sediment values. Almaden's stream sediment survey discovered elevated gold values in stream sediments, reportedly in the range of 2 to 14 ppb gold. The follow-up prospecting of the anomalous gold sediment anomalies resulted in the staking of claims. The prospecting of these anomalous gold sediment anomalies resulted in the discovery of several showings that contain gold mineralization. One of which is the Skoonka Creek gold showing that has returned 20.2 g/t gold.

The Merritt-Logan Lake gold belt lies within the Intermontane Belt of the Canadian Cordillera, which is underlain by the Triassic volcanic and sedimentary rocks of the Nicola Group. The Nicola Group is a complex combination of volcanic and sedimentary rocks. A variety of igneous rocks intrude the complex.

The Plug surface showing contains 20.78 g/t gold and 113.00 g/t silver. The drilling results for PDH-02 returned an average of 1.30 g/t gold and 17.2 g/t silver over a hole-length of 9.91 metres

The Meadow surface showing contains 6.10 g/t gold and 1715.0 g/t silver. The drilling results for PDH-01 returned an average of 0.08g/t gold and 27.8g/t silver over a hole-length of 47.25 metres.

The Phase I regional exploration has consisted of collecting a total of 125 samples: 65 stream sediment samples, and 60 samples collected from 20 mineralized outcrops and/or sub-outcrops.

RESULTS OF OPERATIONS

During the quarter, the Company engaged in exploration on the Panorama Ridge property for $113,079 and the Plug Project for $ 24,898 for a total expenditure of $ 137,977

During the quarter, the Company incurred an income of $ 9,557 as compared to loss of $ 20,408 in the prior year quarter.

Advertising and promotions of $44,259 (2005-$ 15,830) consisted of investor relations. Stock-based compensation of $ 173,209 (2005-$ nil) was recorded due to vesting of options.

The Company's mineral properties amount to $ 2,147,074 (2005-$ 1,627,361) and relate primarily to the Panorama Ridge property.

GENERAL AND ADMINISTRATIVE

The higher general and administrative expenditures primarily resulted from increased head office costs as a result of the recent financing, taking on a higher level of activity, combined with increased advertising and promotion, management and professional fees, and stock-based compensation.

OTHER EXPENSES AND RECOVERIES

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital position at July 31, 2006 was $1,449,346.

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information

		31/Oct	**31/Jul**	**30/Apr**	**31-Jar**
2006 Fiscal Quarter Ended	$	**2006**	**2006**	**2006**	**2006**
Exploration Expenditures			137,977	57,617	88,863
Write down of deferred exploration			nil	nil	2,000
Income (Loss) for the period			9,557	(77,275)	60,611
Loss per share - basic and diluted			0.01	(0.01)	0.01
		31/Oct	**31/Jul**	**30/Apr**	**31-Jar**
2005 Fiscal Quarter Ended		**2005**	**2005**	**2005**	**2005**
Exploration Expenditures	$	240,283	80,454	73,930	121,118

Write down of deferred exploration		(19,500)	nil	nil	nil
Loss for the period		91,216	(20,408)	(72,745)	(34,032)
Loss per share - basic and diluted		0.01	(0.01)	(0.01)	(0.01)

2004 Fiscal Quarter Ended		31/Oct 2004	31/Jul 2004	30/Apr 2004	31-Jan 2004
Exploration Expenditures	$	327,831	101,521	81,083	245,225
Write down of deferred exploration		nil	nil	nil	nil
Loss for the period		(62,263)	(22,109)	(56,966)	(22,524)
Loss per share - basic and diluted		(0.01)	(0.01)	(0.01)	(0.01)

RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures made to parties not at arm's length from the company was $83,152. Consisting of:

a) Paid or accrued deferred exploration costs of $45,146 to corporation (Geotec Consultants Ltd.) controlled by a director (Leonard W. Saleken) of the Company for geological services.

b) Paid or accrued deferred exploration costs of $12,375 to corporation (Interpretex Resources Ltd.) controlled by a director (Edwin R. Rockel) of the Company for geophysical services.

c) Paid or accrued legal fees of $23,072 included in professional fees to a corporation (Vector Corporate Finance Lawyers) controlled by an officer (Graham H. Scott) of the Company.

d) Paid or accrued management fees of $2,559 to a corporation (Geotec Consultants Ltd.) controlled by a director (Leonard W. Saleken) of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

ADDITIONAL INFORMATION

As of July 31, 2006, the Company had 36,367,470 common shares issued and outstanding with the following outstanding options and warrants:

STOCK OPTIONS AND WARRANTS

Stock Options

The Company has an incentive stock option plan (the "Plan") whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price to be determined by the board of directors, provided the exercise price is not lower than the market value at time of issue. The Plan provides for the issuance of no more than 5,570,000 options as at the date of grant with each stock option having a maximum term of five years. Options will vest in equal tranches over a period of not less than 18 months.

During the quarter ended July 31, 2006, the Company granted 919,620 stock options.

During the quarter ended July 31, 2006, 70,000 stock options expired without being exercised.

During the quarter ended July 31, 2006, 321,120 stock options were exercised for proceeds of $ 58,581.60

Outstanding Options:

Outstanding	Number of Shares	Exercise Price $	Expiry Date
Options	150,000	0.1000	August 06, 2006
Options	75,000	0.1700	November 02, 2007
Options	50,000	0.1350	May 7, 2007
Options	185,380	0.1275	June 12,2007
Options	418,450	0.1050	May 16,2008
Options	150,000	0.1875	September 03, 2008
Options	80,000	0.1125	October 03, 2008
Options	966,550	0.1000	August 06, 2009

Options	150,000	0.1700	November 02, 2009
Options	150,000	0.2500	May 01, 2008
Options	769,620	0.2300	June 05, 2011
Total Outstanding	3,145,000		

Outstanding Warrants:

As at July 31, 2006, the Company had outstanding share purchase warrants of 1,415,885, enabling the holders to acquire common shares as follows:

Outstanding	Number of Shares	Exercise Price $	Expiry Date
Shareholder Warrants	1,090,000	0.35	June 28, 2007
Agent Warrants	325,885	0.35	June 28, 2007
Total Outstanding	1,415,885		

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash held in trust, short-term investments, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

June 28, 2006 Financing

Goldcliff engaged Raymond James Ltd. to act as Agent on a best efforts basis to complete a brokered private placement of up to 4,000,000 units at a price of $0.25 per unit for gross proceeds of $1,000.000. Each unit will consist of one common share and one half common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.35 per share for a period of one year. Raymond James Ltd. has also been engaged as Agent on a best efforts basis to complete a brokered private placement of up to 3,000,000 Flow Through common shares at a price of $0.30 per Flow Through common share. If both offerings are fully subscribed, gross proceeds will be $1,900,000. Raymond James Ltd. will receive a fee of 7% cash and an Agent's Option of 7%, entitling the Agent to acquire one common share at a price of $0.35 per common share for a period of twelve months from the closing of the placement. Raymond James Ltd. will receive a Corporate Finance fee of $20,000 plus GST.

Goldcliff closed the brokered private placement with Raymond James Ltd. on June 28, 2006.having sold 4,655,500 shares and grossed $1,287,650.00. The details of the financing are as follows:

Units sold:	2,180,000 @ $0.25 per Unit	$ 545,000.00
Flow-Through Common Shares sold:	2,475,500 @ $0.30 per Share	$ 742,650.00
Total Gross Proceeds:		$ 1,287,650.00
Total Cost of Financing:		$ 121,363.59
Total Net Proceeds:		$ 1,166,286.41

As part of the Agent Agreement, a total of 325,885 Agent warrants were issued to the Agent to purchase an additional common share at a price of $0.35 per share for a period of twelve months from the closing date.

SUBSEQUENT EVENTS

Subsequent to the quarter end: None.

Gcn/qrt/2006MDA/Q3unaudit/July31/ 26032MDA

82-2748

GOLDCLIFF RESOURCE CORPORATION

VANCOUVER, BRITISH COLUMBIA, CANADA

FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JULY 31, 2006

(Unaudited-Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF THE INTERNAL FINALCIAL STATMENT

Under National Instrument 51-109 Part 4 Subsection 4.3(3)(a), if an auditor has not performed a review of Interim Financial Statements, they must be accompanied by a notice indicating that the Interim Financial Statements have not been reviewed by an auditor.

The Unaudited Interim Financial Statements of the Company as of July 31, 2006, were prepared by, and are the responsibility of the Company's management.

The Company's independent auditor did not perform a review of this Interim Financial Statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of Interim Financial Statement by the entity's auditor.

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
JULY 31, 2006

	July 31, 2006	October 31, 2005 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$ 1,486,500	$ 333,362
Receivable	36,657	51,135
Prepaid expense	9,176	9,927
Total current assets	1,532,333	394,424
TERM DEPOSITS	13,154	11,031
MINERAL CLAIMS	75,374	27,949
DEFERRED EXPLORATION EXPENDITURES	2,147,074	1,867,617
	$ 3,767,935	$ 2,301,021
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 82,987	$ 33,671
SHAREHOLDERS' EQUITY:		
Share capital	6,502,163	5,302,762
Contributed surplus	396,748	171,444
Deficit, per the accompanying statement	(3,213,963)	(3,206,856)
Total shareholders' equity	3,684,948	2,267,360
	$ 3,767,935	$ 2,301,021

On behalf of the board:

"LEONARD W. SALEKEN"

Director

"EDWIN R. ROCKEL"

Director

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF INCOME AND DEFICIT
FOR THE NINE MONTHS ENDED JULY 31, 2006

	For the three month period ended		For the cumulative nine month period ended	
	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005
GENERAL REVENUE	$ -	-	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENDITURES:				
Advertising and promotion	44,259	15,830	73,487	56,600
Bank charges and interest	81	51	315	966
Legal and accounting	24,998	2,579	57,126	40,929
Management fees	2,559	2,451	7,395	4,897
Office	10,550	835	27,828	23,594
Rent	1,360	1,954	4,290	5,100
Stock-based compensation	173,209	-	199,668	-
Telephone	503	434	1,479	1,548
Total general and administrative expenditures	257,519	24,134	371,588	133,645
NET LOSS FROM OPERATION	(257,519)	(24,134)	(371,588)	(133,634)
WRITTEN OFF MINING EXPENSES	-	-	(2,000)	-
FUTURE INCOME TAX RECOVERY	260,818	-	355,642	-
INTEREST INCOME	6,258	3,726	10,839	6,449
NET INCOME (LOSS)	9,557	(20,408)	7,107	(127,185)
DEFICIT, beginning of period	(3,223,520)	(3,277,664)	(3,206,856)	(3,170,887)
DEFICIT, end of period	$ (3,213,963)	$ (3,298,072)	$ (3,312,963)	$ (3,298,072)
Basic and diluted loss per common share	$ 0.01	$ (0.01)	$ 0.01	$ (0.01)
Weighted average of common shares outstanding	32,729,659	28,291,349	32,729,359	28,291,349

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CHANGES IN CASH FLOW
FOR THE NINE MONTHS ENDED JULY 31, 2006

	For the three month period ended		For the cumulative nine month period ended	
	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005
CASH FLOW USED IN OPERATING ACTIVITIES:				
Interest received	$ 1,159	$ 379	$ 8,806	$ 5,568
Interest expense	(79)	(51)	(315)	(966)
Cash received from customers	-	-	-	-
Cash paid to suppliers and employees	(85,578)	(34,610)	(172,855)	(132,668)
CASH FLOW USED IN OPERATING ACTIVITIES	(84,498)	(34,282)	(164,364)	(128,066)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES:				
Mineral claims	(1,358)	(5,913)	(12,925)	(9,098)
Term deposit redeemed	(2,000)	-	(2,000)	(400,000)
Deferred Exploration	(93,419)	(13,249)	(213,753)	(384,211)
CASH FLOW PROVIDED (USED) IN INVESTING ACTIVITIES	(96,777)	(19,162)	(228.638)	(793,309)
CASH FLOW FROM FINANCING ACTIVITIES:				
Capital stock issued	1,218,930	-	1,546,180	584,576
CASH FLOW FROM FINANCING ACTIVITIES	1,218,930	-	1,546,180	584,576
INCREASE (DECREASE)IN CASH DURING THE PERIOD	1,037,655	(53,444)	1,153,138	(336,799)
CASH, beginning of period	448,845	87,016	333,362	370,371
CASH, end of period	$ 1,486,500	$ 33,572	$ 1,486,500	$ 33,572

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE NINE MONTHS ENDED JULY 31, 2006

	For the three month period ended		For the cumulative nine month period ended	
	July 31, 2006	July 31, 2005	July 31, 2006	July 31, 2005
OPENING DEFERRED EXPLORATION EXPENDITURES	$ 2,012,097	$ 1,546,907	$ 1,867,617	$ 1,351,859
REVENUE	-	-	-	-
EXPENDITURES DURING THE PERIOD				
Assays	11,737	1,508	34,245	33,941
Consulting	-	-	2,000	-
Geological surveys	62,526	53,598	144,051	167,649
Field expenses and supplies	24,668	14,092	37,786	37,331
Mapping/drafting	7,760	7,950	17,570	17,392
Trenching	6,961	3,306	6,961	3,306
Drilling	950	-	950	908
Geophysical surveys	20,375	-	37,894	14,975
	137,977	80,454	281,457	275,502
EXPENDITURES WRITTEN OFF	-	-	(2,000)	-
	134,977	80,454	279,457	275,502
ENDING DEFERRED EXPLORATION EXPENDITURES	$ 2,147,074	$ 1,627,361	$ 2,147,074	$ 1,627,361

DEFERRED EXPLORATION EXPENDITURES AND MINING CLAIMS BY PROPERTIES

	Panorama	Plug
DEFERRED EXPLORATION:		
OPENING	$ 1,867,617	$ -
EXPENDITURES	254,559	24,898
ENDING	$ 2,122,176	$ 24,898
MINING CLAIMS	$ 68,616	$ 6,758

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

NOTE 3 SHARE CAPITAL:

(a) Authorized share capital are unlimited with no par value shares. Details of shares issued are as follows:

	Number	Amount
Balance - October 31, 2005	29,654,850	$ 5,302,762
Cash	5,735,500	1,557,650
Issuing cost	-	(177,314)
Future income taxes		(355,642)
Stock-based compensation	-	20,625
Cash (Exercise of Warrant	125,000	25,000
Cash (Exercise of options)	702,120	94,582
Shares for mining property	150,000	34,500
Balance – July 31, 2006	36,367,470	$ 3,502,163

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Leonard W. Saleken, CEO and President, of Goldcliff Resource Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Goldcliff Resource Corporation (the "issuer") for the interim period ending July 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date September 26, 2006

"Leonard W. Saleken"
Leonard W. Saleken
CEO and President

Gcn/qrt/2006qrt3/2603ceo52-109F2(CEO)

82-2496

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Edwin R. Rockel, CFO, of Goldcliff Resource Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Goldcliff Resource Corporation (the "issuer") for the interim period ending July 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date September 26, 2006

"Edwin R. Rockel"
Edwin R. Rockel
CFO

Gcn/qrt/2006qrt3/2603cfo52-109F2(CFO)